UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Opsware Inc. (formerly Loudcloud, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68383A101 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Benjamin A. Horowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 4,709,784 6. Shared Voting Power 285,000 (1) 7. Sole Dispositive Power 4,709,784 8. Shared Dispositive Power 285,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,994,784
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer Opsware Inc. (formerly Loudcloud, Inc.)

	(b)	Address of Issuer’s Principal Executive Offices 599 N. Mathilda Avenue Sunnyvale, CA 94085

Item 2.	(a)	Name of Person Filing Benjamin A. Horowitz

	(b)	Address of Principal Business Office or, if none, Residence c/o Opsware Inc. 599 N. Mathilda Avenue Sunnyvale, CA 94085

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 68383A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) – (j)	Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owed: 4,994,784

	(b)	Percent of class: 5.2% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 4,709,784

(ii) Shared power to vote or to direct the vote 285,000 (1)

(iii) Sole power to dispose or to direct the disposition of 4,709,784

(iv) Shared power to dispose or to direct the disposition of 285,000 (1)

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Explanation of Responses:

(1)	Represents shares held by the Horowitz Family Limited Partnership, of which Mr. Horowitz is a partner.

(2)	Based on 95,220,091 total shares outstanding as of December 15, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

/s/ Benjamin A. Horowitz
Benjamin A. Horowitz